Interim Consolidated Financial Statements

Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2018	October 31, 2017	January 31, 2017
Interest, Dividend and Fee Income
Loans	$3,705	$3,583	$3,301
Securities	536	465	436
Deposits with banks	122	106	54
	4,363	4,154	3,791
Interest Expense
Deposits	1,201	1,101	888
Subordinated debt	53	43	38
Other liabilities	563	475	335
	1,817	1,619	1,261
Net Interest Income	2,546	2,535	2,530
Non-Interest Revenue
Securities commissions and fees	262	234	251
Deposit and payment service charges	279	282	280
Trading revenues	417	302	408
Lending fees	247	230	223
Card fees	128	132	119
Investment management and custodial fees	423	416	400
Mutual fund revenues	366	354	346
Underwriting and advisory fees	219	251	248
Securities gains, other than trading	67	41	31
Foreign exchange, other than trading	36	60	34
Insurance revenue	507	629	196
Investments in associates and joint ventures	44	47	243
Other	137	142	96
	3,132	3,120	2,875
Total Revenue	5,678	5,655	5,405
Provision for Credit Losses (Notes 1, 3)	141	202	167
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	361	573	4
Non-Interest Expense
Employee compensation	1,963	1,842	1,983
Premises and equipment	664	628	607
Amortization of intangible assets	123	127	119
Travel and business development	157	183	161
Communications	67	69	69
Business and capital taxes	10	10	11
Professional fees	123	172	124
Other	334	344	311
	3,441	3,375	3,385
Income Before Provision for Income Taxes	1,735	1,505	1,849
Provision for income taxes (Note 12)	762	278	361
Net Income	$973	$1,227	$1,488
Attributable to:
Bank shareholders	973	1,227	1,487
Non-controlling interest in subsidiaries	-	-	1
Net Income	$973	$1,227	$1,488
Earnings Per Share (Canadian $) (Note 11)
Basic	$1.43	$1.82	$2.23
Diluted	1.43	1.81	2.22
Dividends per common share	0.93	0.90	0.88

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

32 BMO Financial Group First Quarter Report 2018

Interim Consolidated Financial Statements

Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2018	October 31, 2017	January 31, 2017
Net Income	$973	$1,227	$1,488
Other Comprehensive Income (Loss), net of taxes
Items that may be subsequently reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI securities (1)
Unrealized gains (losses) on available-for-sale securities arising during the period (2)	na	27	(96)
Unrealized (losses) on fair value through OCI securities arising during the period (3)	(113)	na	na
Reclassification to earnings of (gains) in the period (4)	(13)	(17)	(5)
	(126)	10	(101)
Net change in unrealized gains (losses) on cash flow hedges
(Losses) on cash flow hedges arising during the period (5)	(595)	(27)	(402)
Reclassification to earnings of losses on cash flow hedges (6)	31	36	11
	(564)	9	(391)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,090)	952	(782)
Unrealized gains (losses) on hedges of net foreign operations (7)	131	(138)	96
	(959)	814	(686)
Items that will not be reclassified to net income
Gains on remeasurement of pension and other employee future benefit plans (8)	72	103	241
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	(74)	(32)	(43)
	(2)	71	198
Other Comprehensive Income (Loss), net of taxes	(1,651)	904	(980)
Total Comprehensive Income (Loss)	$(678)	$2,131	$508
Attributable to:
Bank shareholders	(678)	2,131	507
Non-controlling interest in subsidiaries	-	-	1
Total Comprehensive Income (Loss)	$(678)	$2,131	$508

  (1) Q4-2017 and prior periods represent available-for-sale securities (Note 1).

  (2) Net of income tax (provision) recovery of $na, $(1), $55 for the three months ended.

  (3) Net of income tax recovery of $24, $na, $na for the three months ended (Note 12).

  (4) Net of income tax provision of $4, $8, $3 for the three months ended.

  (5) Net of income tax recovery of $201, $15, $164 for the three months ended (Note 12).

  (6) Net of income tax (recovery) of $(11), $(13), $(4) for the three months ended.

  (7) Net of income tax (provision) recovery of $(47), $50, $(35) for the three months ended.

  (8) Net of income tax (provision) of $(50), $(29), $(93) for the three months ended (Note 12).

  (9) Net of income tax recovery of $26, $12, $15 for the three months ended.

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2018 33

  Interim Consolidated Financial Statements

Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	January 31, 2018	October 31, 2017	January 31, 2017
Assets
Cash and Cash Equivalents	$41,159	$32,599	$34,079
Interest Bearing Deposits with Banks	6,740	6,490	5,888
Securities (Note 2)	163,551	163,198	151,779
Securities Borrowed or Purchased Under Resale Agreements	83,194	75,047	78,753
Loans
Residential mortgages	117,186	115,258	112,469
Consumer instalment and other personal	61,118	61,944	61,481
Credit cards	7,994	8,071	7,888
Business and government	171,988	175,067	171,475
	358,286	360,340	353,313
Allowance for credit losses (Notes 1, 3)	(1,624)	(1,833)	(1,868)
	356,662	358,507	351,445
Other Assets
Derivative instruments	31,756	28,951	30,161
Customers’ liability under acceptances	16,705	16,546	13,588
Premises and equipment	1,965	2,033	2,062
Goodwill	6,056	6,244	6,235
Intangible assets	2,144	2,159	2,151
Current tax assets	2,071	1,371	1,329
Deferred tax assets (Note 12)	2,187	2,865	2,934
Other	13,719	13,570	11,980
	76,603	73,739	70,440
Total Assets	$727,909	$709,580	$692,384
Liabilities and Equity
Deposits (Note 6)	$475,565	$479,792	$474,637
Other Liabilities
Derivative instruments	31,079	27,804	31,770
Acceptances	16,705	16,546	13,588
Securities sold but not yet purchased	26,367	25,163	21,965
Securities lent or sold under repurchase agreements	72,260	55,119	53,500
Securitization and structured entities’ liabilities	23,503	23,054	21,794
Current tax liabilities	52	125	91
Deferred tax liabilities	207	233	244
Other	32,880	32,361	27,944
	203,053	180,405	170,896
Subordinated Debt (Note 6)	6,463	5,029	4,370
Equity
Preferred shares	4,240	4,240	3,840
Common shares	13,020	13,032	12,791
Contributed surplus	306	307	303
Retained earnings (Note 15)	23,902	23,709	22,077
Accumulated other comprehensive income	1,360	3,066	3,446
Total shareholders’ equity	42,828	44,354	42,457
Non-controlling interest in subsidiaries	-	-	24
Total Equity	42,828	44,354	42,481
Total Liabilities and Equity	$727,909	$709,580	$692,384

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

34 BMO Financial Group First Quarter Report 2018

  Interim Consolidated Financial Statements

Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2018	January 31, 2017
Preferred Shares (Note 7)
Balance at beginning of period	$4,240	$3,840
Balance at End of Period	4,240	3,840
Common Shares (Note 7)
Balance at beginning of period	13,032	12,539
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	-	186
Issued under the Stock Option Plan	48	66
Repurchased for cancellation (Note 7)	(60)	-
Balance at End of Period	13,020	12,791
Contributed Surplus
Balance at beginning of period	307	294
Issuance of stock options, net of options exercised	(6)	9
Other	5	-
Balance at End of Period	306	303
Retained Earnings
Balance at beginning of period	23,709	21,205
Impact from adopting IFRS 9 (Note 15)	99	na
Net income attributable to bank shareholders	973	1,487
Dividends – Preferred shares	(45)	(45)
– Common shares	(600)	(570)
Common shares repurchased for cancellation (Note 7)	(234)	-
Balance at End of Period	23,902	22,077
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes (1)
Balance at beginning of period	56	48
Impact from adopting IFRS 9 (Note 15)	(55)	na
Unrealized (losses) on available-for-sale securities arising during the period (2)	na	(96)
Unrealized (losses) on fair value through OCI securities arising during the period (3)	(113)	na
Reclassification to earnings of (gains) in the period (4)	(13)	(5)
Balance at End of Period	(125)	(53)
Accumulated Other Comprehensive Income (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(182)	596
(Losses) on cash flow hedges arising during the period (5)	(595)	(402)
Reclassification to earnings of losses in the period (6)	31	11
Balance at End of Period	(746)	205
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	3,465	4,327
Unrealized (losses) on translation of net foreign operations	(1,090)	(782)
Unrealized gains on hedges of net foreign operations (7)	131	96
Balance at End of Period	2,506	3,641
Accumulated Other Comprehensive (Loss) on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	(92)	(512)
Gains on remeasurement of pension and other employee future benefit plans (8)	72	241
Balance at End of Period	(20)	(271)
Accumulated Other Comprehensive (Loss) on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	(181)	(33)
(Losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	(74)	(43)
Balance at End of Period	(255)	(76)
Total Accumulated Other Comprehensive Income	1,360	3,446
Total Shareholders’ Equity	$42,828	$42,457
Non-controlling Interest in Subsidiaries
Balance at beginning of period	-	24
Net income attributable to non-controlling interest	-	1
Other	-	(1)
Balance at End of Period	-	24
Total Equity	$42,828	$42,481

  (1) Q4-2017 and prior periods represent available-for-sale securities (Note 1).

  (2) Net of income tax recovery of $na, $55 for the three months ended.

  (3) Net of income tax recovery of $24, $na for the three months ended (Note 12).

  (4) Net of income tax provision of $4, $3 for the three months ended.

  (5) Net of income tax recovery of $201, $164 for the three months ended (Note 12).

  (6) Net of income tax (recovery) of $(11), $(4) for the three months ended.

  (7) Net of income tax (provision) of $(47), $(35) for the three months ended.

  (8) Net of income tax (provision) of $(50), $(93) for the three months ended (Note 12).

  (9) Net of income tax recovery of $26, $15 for the three months ended.

  na – Not applicable due to IFRS 9 adoption.

  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group First Quarter Report 2018 35

  Interim Consolidated Financial Statements

Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions)	For the three months ended
	January 31, 2018	January 31, 2017
Cash Flows from Operating Activities
Net Income	$973	$1,488
Adjustments to determine net cash flows provided by (used in) operating activities
Impairment write-down of securities, other than trading	14	2
Net (gain) on securities, other than trading	(81)	(33)
Net (increase) in trading securities	(4,709)	(4,021)
Provision for credit losses (Note 3)	141	167
Change in derivative instruments – (increase) decrease in derivative asset	(3,097)	10,074
– increase (decrease) in derivative liability	4,068	(8,047)
Amortization of premises and equipment	97	96
Amortization of other assets	59	57
Amortization of intangible assets	123	119
Net decrease in deferred income tax asset	609	104
Net increase (decrease) in deferred income tax liability	(27)	2
Net (increase) in current income tax asset	(764)	(470)
Net increase (decrease) in current income tax liability	(76)	13
Change in accrued interest – (increase) decrease in interest receivable	(14)	24
– (decrease) in interest payable	(33)	(107)
Changes in other items and accruals, net	(3,019)	(3,417)
Net increase in deposits	7,114	13,088
Net (increase) decrease in loans	(4,350)	1,749
Net increase (decrease) in securities sold but not yet purchased	1,608	(2,850)
Net increase in securities lent or sold under repurchase agreements	19,293	14,465
Net (increase) in securities borrowed or purchased under resale agreements	(10,328)	(14,021)
Net increase (decrease) in securitization and structured entities’ liabilities	623	(524)
Net Cash Provided by Operating Activities	8,224	7,958
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	812	(1,370)
Proceeds from issuance of covered bonds	-	2,277
Redemption of covered bonds	(567)	(2,602)
Proceeds from issuance of subordinated debt (Note 6)	1,566	-
Proceeds from issuance of common shares (Note 7)	48	67
Common shares repurchased for cancellation (Note 7)	(294)	-
Cash dividends paid	(631)	(405)
Net Cash Provided by (Used in) Financing Activities	934	(2,033)
Cash Flows from Investing Activities
Net (increase) in interest bearing deposits with banks	(490)	(1,581)
Purchases of securities, other than trading	(19,168)	(11,231)
Maturities of securities, other than trading	3,310	1,143
Proceeds from sales of securities, other than trading	16,839	9,323
Premises and equipment – net (purchases)	(65)	(34)
Purchased and developed software – net (purchases)	(132)	(111)
Net Cash Provided by (Used in) Investing Activities	294	(2,491)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(892)	(1,008)
Net increase in Cash and Cash Equivalents	8,560	2,426
Cash and Cash Equivalents at Beginning of Period	32,599	31,653
Cash and Cash Equivalents at End of Period	$41,159	$34,079
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Amount of interest paid in the period	$1,867	$1,412
Amount of income taxes paid in the period	$869	$573
Amount of interest and dividend income received in the period	$4,358	$4,042

  The accompanying notes are an integral part of these interim consolidated financial statements.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

36 BMO Financial Group First Quarter Report 2018

Notes to Consolidated Financial Statements

January 31, 2018 (Unaudited)

Note 1: Basis of Presentation

Bank of Montreal (“the bank”) is a chartered bank under the Bank Act (Canada) and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is 129 rue Saint Jacques, Montreal, Quebec. Its executive offices are 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange.

These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2017, with the exception of the adoption of IFRS 9 Financial Instruments discussed below. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2017 as set out on pages 144 to 201 of our 2017 Annual Report. We also comply with interpretations of International Financial Reporting Standards (“IFRS”) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (“OSFI”). These interim consolidated financial statements were authorized for issue by the Board of Directors on February 27, 2018.

Changes in Accounting Policy

Financial Instruments

Effective November 1, 2017 we adopted IFRS 9 Financial Instruments (“IFRS 9”), which replaces IAS 39 Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 addresses impairment, classification and measurement, and hedge accounting. The impact to shareholders’ equity at November 1, 2017 is an increase of $70 million ($44 million after-tax) related to the impairment requirements of the standard. Prior periods have not been restated. Refer to Note 15, Transition to IFRS 9, for impact to the opening balance sheet at November 1, 2017.

Impairment

IFRS 9 introduces a new single expected credit loss (“ECL”) impairment model for all financial assets and certain off-balance sheet loan commitments and guarantees. The ECL model will result in an allowance for credit losses being recorded on financial assets regardless of whether there has been an actual loss event. This differs from our previous approach where the allowance recorded on performing loans was designed to capture only incurred losses whether or not they have been specifically identified.

The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses on performing loans that have experienced a significant increase in credit risk since origination (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and will vary by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status. The allowance for assets in Stage 2 will be higher than for those in Stage 1 as a result of the longer time horizon associated with this stage. Stage 3 requires lifetime losses for all credit impaired assets.

IFRS 9 requires consideration of past events, current market conditions and reasonable supportable information about future economic conditions, in determining whether there has been a significant increase in credit risk, and in calculating the amount of expected losses. The standard also requires future economic conditions be based on an unbiased, probability-weighted assessment of possible future outcomes.

In considering the lifetime of an instrument, IFRS 9 generally requires the use of the contractual period including pre-payment, extension and other options. For revolving instruments, such as credit cards, that may not have a defined contractual period, lifetime is based on the historical behaviour.

Classification and Measurement

Debt instruments, including loans, are classified based on both our business model for managing the assets and the contractual cash flow characteristics of the asset. Debt instruments will be measured at fair value through profit or loss (“FVTPL”) unless certain conditions are met that permit either fair value through other comprehensive income (“FVOCI”) or amortized cost.

FVOCI is permitted where debt instruments are held with the objective of collecting contractual cash flows and selling the assets and those cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs. Changes in fair value are recorded in other comprehensive income; gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

Amortized cost is permitted where debt instruments are held with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. Gains or losses on disposal and impairment losses are recorded in the Consolidated Statement of Income.

For both FVOCI and amortized cost instruments, premiums, discounts and transaction costs are amortized over the term of the instrument on an effective yield basis as an adjustment to interest income.

Equity instruments are measured at fair value through profit or loss unless we elect to measure at FVOCI, in which case gains and losses are never recognized in income.

As permitted by IFRS 9, in fiscal 2015, the bank early adopted the provisions relating to the recognition of changes in own credit risk for financial liabilities designated at fair value through profit or loss. Additional information regarding changes in own credit risk is included in Note 8.

BMO Financial Group First Quarter Report 2018 37

Hedge accounting

IFRS 9 introduced a new hedge accounting model that expands the scope of hedged items and risks eligible for hedge accounting and aligns hedge accounting more closely with risk management. The new model no longer specifies quantitative measures for effectiveness testing and does not permit hedge de-designation. IFRS 9 includes a policy choice that allows us to continue to apply the existing hedge accounting rules which we have elected.

Use of Estimates and Judgments

Classification of debt instruments

Debt instruments, including loans, are classified based on the business model for managing assets and the contractual cash flow characteristics of the asset. We exercise judgment in determining both the business model for managing the assets and whether cash flows comprise solely principal and interest.

Allowance for credit losses

The expected credit loss model requires the recognition of credit losses based on 12 months of expected losses for performing loans and recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability of default since origination, and certain other criteria such as 30-day past due and watchlist status. The assessment of significant increase in credit risk requires experienced credit judgment.

In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses.

The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each specific portfolio. Key economic variables for our retail portfolios include unemployment rate, housing price index and interest rates and for our wholesale portfolios include GDP, interest rates and volatility index, for our primary operating markets of Canada, the United States and regional markets where considered significant. The forecast is developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts which are probability-weighted in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecast and the probability-weight assigned to each forecast scenario.

Additional information regarding the allowance for credit loss is included in Note 3 and Note 15.

Note 2: Securities

Securities are divided into six types, each with a different business purpose or accounting treatment as follows:

Trading securities are securities purchased for resale over a short period of time. Trading securities are recorded at fair value through profit or loss. Transaction costs and changes in fair value are recorded in our Consolidated Statement of Income in trading revenues.

Fair value through profit or loss securities are measured at fair value with changes in fair value and related transaction costs recorded in our Consolidated Statement of Income in securities gains and losses, other than trading, except as noted below. This category includes the following:

Securities designated at FVTPL

In order to qualify for this designation the security must have reliably measurable fair values and the designation eliminates or significantly reduces the inconsistent treatment that would otherwise arise from measuring the gains and losses on a different basis. Securities must be designated on initial recognition, and the designation is irrevocable. If these securities were not designated at FVTPL, they would be accounted for as either FVOCI or amortized cost. Changes in fair value and transactions costs on securities held by our insurance subsidiary are recorded in non-interest revenue, insurance revenue.

Other securities mandatorily measured at FVTPL

Securities managed on a fair value basis, but not held for trading, or debt securities whose cash flows do not represent solely payments of principal and interest and equity securities not held for trading.

Debt securities measured at amortized cost are debt securities purchased with the objective of collecting contractual cash flows and those cash flows represent solely payments of principal and interest. These securities are initially recorded at fair value plus transaction costs and subsequently measured at amortized cost using the effective interest method. Impairment losses are recorded in our Consolidated Statement of Income. Interest income earned and amortization of premiums, discounts and transaction costs are recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities.

Debt securities measured at FVOCI are debt securities purchased with the objective of collecting contractual cash flows and selling the assets and the security’s cash flows represent solely payments of principal and interest. These securities may be sold in response to or in anticipation of changes in interest rates and resulting prepayment risk, changes in credit risk, changes in foreign currency risk, changes in funding sources or terms, or to meet liquidity needs.

38 BMO Financial Group First Quarter Report 2018

Debt securities measured at FVOCI are initially recorded at fair value plus transaction costs. They are subsequently measured at fair value, with unrealized gains and losses recorded in our Consolidated Statement of Comprehensive Income until the security is sold or impaired. Gains and losses on disposal and impairment losses (recoveries) are recorded in our Consolidated Statement of Income in non-interest revenue, securities gains, other than trading. Interest income earned is recorded in our Consolidated Statement of Income in interest, dividend and fee income, securities using the effective interest method.

Equity securities measured at FVOCI are equity securities where we have elected to record changes in the fair value of the instrument in other comprehensive income as opposed to fair value through profit or loss. Gains or losses recorded on these instruments will never be recognized in profit or loss. Equity securities measured at FVOCI are not subject to an impairment assessment.

Other securities are investments in associates where we exert significant influence over operating, investing and financing decisions (generally companies in which we own between 20% and 50% of the voting shares). These are accounted for using the equity method of accounting. Our share of the net income or loss is recorded in Investments in associates and joint ventures in our Consolidated Statement of Income. Any other comprehensive income amounts are reflected in the relevant section of our Statement of Comprehensive Income.

We account for all of our securities transactions using settlement date accounting in our Consolidated Balance Sheet. Changes in fair value between the trade date and settlement date are recorded in net income, except for those related to securities measured at FVOCI, which are recorded in other comprehensive income.

Impairment of securities

Debt securities classified as amortized cost or FVOCI are assessed for impairment using the ECL model, with the exception of securities determined to have low credit risk where the allowance for credit losses is measured at 12 month expected credit loss.

Classification of securities

The bank’s securities are classified as at January 31, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 as follows:

(Canadian $ in millions)	January 31, 2018	October 31, 2017
Trading	93,428	99,069
FVTPL (1)	11,261	na
FVOCI - Debt and equity	49,755	na
Available-for-sale	na	54,075
Amortized cost (2)	8,455	na
Held-to-maturity	na	9,094
Other	652	960
Total	163,551	163,198

  (1) Comprised of $2,656 million mandatorily measured at fair value and $8,605 million designated at fair value.

  (2) Net of allowances for credit losses of $2 million (na at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

Unrealized Gains and Losses

The following table summarizes the unrealized gains and losses on FVOCI securities as at January 31, 2018 under IFRS 9 and the unrealized gains and losses on available-for-sale securities as at October 31, 2017 under IAS 39:

(Canadian $ in millions)	January 31, 2018				October 31, 2017
	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	9,751	4	67	9,688	9,212	6	38	9,180
Canadian provincial and municipal governments	3,246	13	28	3,231	3,613	29	15	3,627
U.S. federal government	14,735	1	532	14,204	14,481	12	224	14,269
U.S. states, municipalities and agencies	3,468	28	22	3,474	4,058	43	5	4,096
Other governments	3,133	3	17	3,119	3,567	3	12	3,558
Mortgage-backed securities and collateralized mortgage obligations – Canada (1)	2,447	8	17	2,438	2,457	9	11	2,455
Mortgage-backed securities and collateralized mortgage obligations – U.S.	10,551	5	305	10,251	10,902	6	147	10,761
Corporate debt	3,310	10	29	3,291	4,514	23	12	4,525
Corporate equity	59	-	-	59	1,499	121	16	1,604
Total	50,700	72	1,017	49,755	54,303	252	480	54,075

  (1) These amounts are supported by insured mortgages.

BMO Financial Group First Quarter Report 2018 39

Note 3: Loans and Allowance for Credit Losses

Allowance for Credit Losses (“ACL”)

The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level that we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $1,848 million at January 31, 2018 of which $1,624 million was recorded in loans and $224 million recorded in other liabilities in our Consolidated Balance Sheet.

Allowance on Performing Loans

We maintain an allowance in order to cover impairment in the existing portfolio for loans that have not yet been individually identified as impaired. Our approach to establishing and maintaining the allowance for performing loans is based on the requirements of IFRS, considering guidelines issued by OSFI.

Under the IFRS 9 expected credit loss ECL methodology, an allowance is recorded for expected credit losses on financial assets regardless of whether there has been an actual loss event. We recognize a loss allowance at an amount equal to 12 month expected credit losses, if the credit risk at the reporting date has not increased significantly since initial recognition (Stage 1). We will record expected credit losses over the remaining life of performing financial assets which are considered to have experienced a significant increase in credit risk (Stage 2).

The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The main factors considered in making this determination are relative changes in probability-weighted probability of default since origination and certain other criteria such as 30-day past due and watchlist status.

ECL is a function of the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”), with the timing of the loss also considered, and is estimated by incorporating forward-looking economic information and through the use of experienced credit judgment to reflect factors not captured in ECL models.

The PD represents the likelihood that a loan will not be repaid and will go into default in either a 12 month horizon for Stage 1 or lifetime horizon for Stage 2. The PD for each individual instrument is modelled based on historic data and is estimated based on current market conditions and reasonable and supportable information about future economic conditions.

EAD is modelled on historic data and represents an estimate of the outstanding amount of credit exposure at the time a default may occur. For off-balance sheet and undrawn amounts, EAD includes an estimate of any further amounts to be drawn at the time of default.

LGD is the amount that may not be recovered in the event of default and is modelled based on historic data and reasonable and supportable information about future economic conditions, where appropriate. LGD takes into consideration the amount and quality of any collateral held.

We consider past events, current market conditions and reasonable forward-looking supportable information about future economic conditions in calculating the amount of expected losses. In assessing information about possible future economic conditions, we utilized multiple economic scenarios including our base case, which represents the most probable outcome and is consistent with our strategic plan, as well as benign and adverse forecasts, all of which are developed by our Economics group. Key economic variables used in the determination of the allowance for credit losses reflect the geographic diversity of our portfolios, where appropriate.

In considering the lifetime of a loan, the contractual period of the loan, including prepayment, extension and other options is generally used. For revolving instruments, such as credit cards, which may not have a defined contractual period, the lifetime is based on historical behaviour.

Our ECL methodology also requires the use of experienced credit judgment to incorporate the estimated impact of factors that are not captured in the modelled ECL results.

Allowance on Impaired Loans

We maintain an allowance for impaired loans (Stage 3) to reduce their carrying value to the expected recoverable amount of $1,761 million ($1,827 million as at October 31, 2017). These allowances are recorded for individually identified impaired loans to reduce their carrying value to the expected recoverable amount. We review our loans on an ongoing basis to assess whether any loans should be classified as impaired and whether an allowance or write-off should be recorded (excluding credit card loans, which are classified as impaired and written off when principal or interest payments are 180 days past due). The review of individually significant problem loans is conducted at least quarterly by the account managers, each of whom assesses the ultimate collectability and estimated recoveries for a specific loan based on all events and conditions that are relevant to the loan. This assessment is then reviewed and approved by an independent credit officer.

Individually Significant Impaired Loans

To determine the amount we expect to recover from an individually significant impaired loan, we use the value of the estimated future cash flows discounted at the loan’s original effective interest rate. The determination of estimated future cash flows of a collateralized impaired loan reflects the expected realization of the underlying security, net of expected costs and any amounts legally required to be paid to the borrower. Security can vary by type of loan and may include cash, securities, real properties, accounts receivable, guarantees, inventory or other capital assets.

Individually Insignificant Impaired Loans

Residential mortgages, consumer instalment and other personal loans are individually insignificant and may be individually assessed or collectively assessed for losses at the time of impairment, taking into account historical loss experience and expectations of future economic conditions.

40 BMO Financial Group First Quarter Report 2018

The following table shows the continuity in the loss allowance by each product type.

(Canadian $ in millions)	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at November 1, 2017	16	34	49	99
Transfer to Stage 1	9	(9)	-	-
Transfer to Stage 2	(1)	2	(1)	-
Transfer to Stage 3	-	(3)	3	-
Net remeasurement of loss allowance	(1)	6	4	9
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(2)	-	(3)
Total PCL	11	(6)	6	11
Write-offs	-	-	(7)	(7)
Recoveries of previous write-off	-	-	2	2
Foreign exchange and other	(1)	(1)	(3)	(5)
Balance as at January 31, 2018	26	27	47	100

Loans: Consumer instalment and other personal
Balance as at November 1, 2017	76	357	137	570
Transfer to Stage 1	68	(64)	(4)	-
Transfer to Stage 2	(6)	32	(26)	-
Transfer to Stage 3	(1)	(52)	53	-
Net remeasurement of loss allowance	(62)	59	23	20
Loan originations	9	-	-	9
Derecognitions and maturities	(5)	(11)	-	(16)
Total PCL	3	(36)	46	13
Write-offs	-	-	(66)	(66)
Recoveries of previous write-off	-	-	17	17
Foreign exchange and other	-	(4)	(5)	(9)
Balance as at January 31, 2018	79	317	129	525

Loans: Credit cards
Balance as at November 1, 2017	83	254	-	337
Transfer to Stage 1	60	(60)	-	-
Transfer to Stage 2	(13)	13	-	-
Transfer to Stage 3	-	(49)	49	-
Net remeasurement of loss allowance	(56)	107	10	61
Loan originations	5	-	-	5
Derecognitions and maturities	(1)	(10)	-	(11)
Total PCL	(5)	1	59	55
Write-offs	-	-	(82)	(82)
Recoveries of previous write-off	-	-	23	23
Foreign exchange and other	(2)	-	-	(2)
Balance as at January 31, 2018	76	255	-	331

Loans: Business and government
Balance as at November 1, 2017	268	410	234	912
Transfer to Stage 1	33	(32)	(1)	-
Transfer to Stage 2	(10)	19	(9)	-
Transfer to Stage 3	-	(19)	19	-
Net remeasurement of loss allowance	(12)	24	54	66
Loan originations	33	-	-	33
Derecognitions and maturities	(19)	(18)	-	(37)
Total PCL	25	(26)	63	62
Write-offs	-	-	(50)	(50)
Recoveries of previous write-off	-	-	8	8
Foreign exchange and other	(11)	(13)	(16)	(40)
Balance as at January 31, 2018	282	371	239	892
Total Balance as at January 31, 2018	463	970	415	1,848
Comprised of: Loans	370	866	388	1,624
Other credit instruments (1)	93	104	27	224

  (1) Recorded in other liabilities on the balance sheet.

BMO Financial Group First Quarter Report 2018 41

The following table shows the continuity of our allowance for credit losses under IAS 39:

(Canadian $ in millions)	Residential mortgages	Credit card, consumer, instalment and other personal loans	Business and government loans	Total
For the three months ended	January 31, 2017	January 31, 2017	January 31, 2017	January 31, 2017
Impairment allowances (Specific ACL), beginning of period	59	123	250	432
Amounts written off	(7)	(162)	(57)	(226)
Recoveries of amounts written off in previous periods	3	48	18	69
Charge to income statement (Specific PCL)	7	112	48	167
Foreign exchange and other movements	(5)	(4)	(19)	(28)
Specific ACL, end of period	57	117	240	414
Collective ACL, beginning of period	71	596	1,015	1,682
Charge (recovery) to income statement (Collective PCL)	2	(8)	6	-
Foreign exchange and other movements	(1)	(4)	(18)	(23)
Collective ACL, end of period	72	584	1,003	1,659
Total ACL	129	701	1,243	2,073
Comprised of: Loans	103	701	1,064	1,868
Other credit instruments	26	-	179	205

Significant changes in the gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses.

Loans and allowance for credit losses by geographic region as at January 31, 2018 under IFRS 9 and as at October 31, 2017 under IAS 39 are as follows:

(Canadian $ in millions)	January 31, 2018				October 31, 2017
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net Amount	Gross amount	Specific allowance (2)	Collective allowance (3)	Net Amount
By geographic region (1):
Canada	233,787	200	683	232,904	233,672	212	799	232,661
United States	112,675	169	548	111,958	115,029	161	641	114,227
Other countries	11,824	19	5	11,800	11,639	20	-	11,619
Total	358,286	388	1,236	356,662	360,340	393	1,440	358,507

  (1) Geographic region is based upon country of ultimate risk.

  (2) Excludes allowance for credit losses on impaired loans of $27 million for other credit instruments, which is included in other liabilities ($27 million as at October 31, 2017).

  (3) Excludes allowance for credit losses on performing loans of $197 million for other credit instruments, which is included in other liabilities ($136 million as at October 31, 2017).

  Certain comparative figures have been reclassifed to conform with the current period’s presentation.

Renegotiated Loans

The carrying value of our renegotiated loans was $1,071 million as at January 31, 2018 ($1,064 million as at October 31, 2017), with $480 million classified as performing as at January 31, 2018 ($509 million as at October 31, 2017). Renegotiated loans of $7 million were written off in the three months ended January 31, 2018 ($36 million in the year ended October 31, 2017).

Note 4: Risk Management

We have an enterprise-wide approach to the identification, measurement, monitoring and management of risks faced across our organization. The key risks related to our financial instruments are classified as market, liquidity and funding, and credit and counterparty risk.

Market Risk

Market risk is the potential for adverse changes in the value of our assets and liabilities resulting from changes in market variables such as interest rates, foreign exchange rates, equity and commodity prices and their implied volatilities, and credit spreads, and includes the risk of credit migration and default in our trading book. We incur market risk in our trading and underwriting activities and in the management of structural market risk in our banking and insurance activities.

Our market risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Section of our 2017 Annual Management’s Discussion and Analysis on pages 94 to 98.

Liquidity and Funding Risk

Liquidity and funding risk is the potential for loss if we are unable to meet our financial commitments in a timely manner at reasonable prices as they become due. Managing liquidity and funding risk is essential to maintaining a safe and sound enterprise, depositor confidence and earnings stability. It is our policy to ensure that sufficient liquid assets and funding capacity are available to meet financial commitments, including liabilities to depositors and suppliers, and lending, investment and pledging commitments, even in times of stress.

Our liquidity and funding risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 99 to 103.

42 BMO Financial Group First Quarter Report 2018

Credit and Counterparty Risk

Credit and counterparty risk is the potential for loss due to the failure of a borrower, endorser, guarantor or counterparty to repay a loan or honour another predetermined financial obligation. Credit risk arises predominantly with respect to loans, over-the-counter and centrally cleared derivatives and other credit instruments. This is the most significant measurable risk that we face.

Our risk management practices and key measures are disclosed in the text and tables presented in blue-tinted font in the Enterprise-Wide Risk Management Section of our 2017 Annual Management’s Discussion and Analysis on pages 86 to 90. Additional information on credit risk related to loans is disclosed in Note 3.

The following table sets out our credit risk exposure for all loans carried at amortized cost or FVTPL. Stage 1 represents those performing loans carried with a 12 month expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime credit loss that are credit impaired.

(Canadian $ in millions)	January 31, 2018
	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	-	-	-	-
Very low	75,061	86	-	75,147
Low	18,606	2,394	-	21,000
Medium	12,603	3,394	-	15,997
High	130	420	-	550
Not rated	3,924	171	-	4,095
Impaired	-	-	397	397
Allowance for Credit Losses	26	27	22	75
Carrying Amount	110,298	6,438	375	117,111

Loans: Consumer instalment and other personal
Exceptionally low	19,636	-	-	19,636
Very low	12,931	86	-	13,017
Low	12,155	182	-	12,337
Medium	8,054	3,372	-	11,426
High	360	1,557	-	1,917
Not rated	2,011	216	-	2,227
Impaired	-	-	558	558
Allowance for Credit Losses	73	303	129	505
Carrying Amount	55,074	5,110	429	60,613

Loans: Credit cards
Exceptionally low	2,151	-	-	2,151
Very low	1,084	14	-	1,098
Low	894	148	-	1,042
Medium	1,692	903	-	2,595
High	114	463	-	577
Not rated	530	1	-	531
Impaired	-	-	-	-
Allowance for Credit Losses	58	221	-	279
Carrying Amount	6,407	1,308	-	7,715

Loans: Business and government
Acceptable
Investment grade	83,292	440	-	83,732
Sub-investment grade	77,306	5,871	-	83,177
Watchlist	-	3,908	-	3,908
Impaired	-	-	1,171	1,171
Allowance for Credit Losses	207	312	237	756
Carrying Amount	160,391	9,907	934	171,232

Customers’ liability under acceptances
Acceptable
Investment grade	10,987	303	-	11,290
Sub-investment grade	4,954	380	-	5,334
Watchlist	-	58	-	58
Impaired	-	-	23	23
Allowance for Credit Losses	6	3	-	9
Carrying Amount	15,935	738	23	16,696

Commitments and financial guarantee contracts
Acceptable
Investment grade	96,386	-	-	96,386
Sub-investment grade	40,334	3,064	-	43,398
Watchlist	-	1,330	-	1,330
Impaired	-	-	238	238
Allowance for Credit Losses	93	104	27	224
Carrying Amount	136,627	4,290	211	141,128

BMO Financial Group First Quarter Report 2018 43

Note 5: Transfer of Assets

Loan Securitization

We sell Canadian mortgage loans to bank-sponsored and third-party Canadian securitization programs, including the Canadian Mortgage Bond program, and directly to third-party investors under the National Housing Act Mortgage-Backed Securities program and under our own program. We assess whether substantially all of the risk and rewards of the loans have been transferred to determine if they qualify for derecognition.

The following table presents the carrying amount and fair value of transferred assets that did not qualify for derecognition and the associated liabilities:

(Canadian $ in millions)			January 31, 2018			October 31, 2017
	Carrying amount of assets	Fair value of assets	Associated liabilities	Carrying amount of assets	Fair value of assets	Associated liabilities
Residential mortgages	4,896			4,797
Other related assets (1)	12,097			12,091
Total	16,993	16,922	16,634	16,888	16,847	16,621

(1)	Other related assets represent payments received on account of loans pledged under securitization that have not been applied against the associated liabilities. The payments received are held on behalf of the investors in the securitization vehicles until principal payments are required to be made on the associated liabilities. In order to compare all assets supporting the associated liabilities, this amount is added to the carrying value of the securitized assets in the above table.

During the three months ended January 31, 2018, we sold $1,386 million of loans to these programs ($3,031 million for the three months ended January 31, 2017).

Note 6: Deposits and Subordinated Debt

Deposits

(Canadian $ in millions)	Payable on demand				Payable after notice		Payable on a fixed date (4)		Total
	Interest bearing		Non-interest bearing
	January 31, 2018	October 31, 2017	January 31, 2018	October 31, 2017	January 31, 2018	October 31, 2017	January 31, 2018	October 31, 2017	January 31, 2018	October 31, 2017
Deposits by:
Banks (1)	1,120	818	1,310	1,864	473	586	25,578	24,937	28,481	28,205
Business and government	20,786	20,621	35,234	33,968	60,945	61,790	162,585	166,897	279,550	283,276
Individuals	3,502	3,278	20,388	20,044	88,722	89,859	54,922	55,130	167,534	168,311
Total (2) (3)	25,408	24,717	56,932	55,876	150,140	152,235	243,085	246,964	475,565	479,792
Booked in:
Canada	21,845	21,557	45,538	44,380	81,801	81,590	141,033	145,648	290,217	293,175
United States	2,469	2,259	11,385	11,496	67,231	69,555	75,560	75,517	156,645	158,827
Other countries	1,094	901	9	-	1,108	1,090	26,492	25,799	28,703	27,790
Total	25,408	24,717	56,932	55,876	150,140	152,235	243,085	246,964	475,565	479,792

(1)	Includes regulated and central banks.
(2)	Includes structured notes designated at fair value through profit or loss.
(3)	As at January 31, 2018 and October 31, 2017, total deposits payable on a fixed date included $31,460 million and $30,419 million, respectively, of federal funds purchased and commercial paper issued and other deposit liabilities. Included in deposits as at January 31, 2018 and October 31, 2017 are $234,343 million and $237,127 million, respectively, of deposits denominated in U.S. dollars, and $28,799 million and $27,686 million, respectively, of deposits denominated in other foreign currencies.
(4)	Includes $218,658 million of deposits, each greater than one hundred thousand dollars, of which $125,931 million were booked in Canada, $66,262 million were booked in the United States and $26,465 million were booked in other countries ($221,954 million, $130,197 million, $65,963 million and $25,794 million, respectively, as at October 31, 2017). Of the $125,931 million of deposits booked in Canada, $43,129 million mature in less than three months, $5,600 million mature in three to six months, $12,235 million mature in six to twelve months and $64,967 million mature after twelve months ($130,197 million, $41,418 million, $7,922 million, $10,574 million and $70,283 million, respectively, as at October 31, 2017).

  Certain comparative figures have been reclassified to conform with the current year’s presentation.

Subordinated Debt

On December 12, 2017, we issued U.S. $1,250 million of 3.803% subordinated debt through our U.S. Medium-Term Note Program. The notes are due December 15, 2032 and reset to a fixed rate on December 15, 2027. The notes include a non-viability contingent capital provision, which is necessary for the notes to qualify as regulatory capital. As such, the notes are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection or equivalent support, to avoid non-viability.

44 BMO Financial Group First Quarter Report 2018

Note 7: Equity

Preferred and Common Shares Outstanding (1)

(Canadian $ in millions, except as noted)	January 31, 2018		October 31, 2017
	Number of shares	Amount	Number of shares	Amount	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 16	6,267,391	157	6,267,391	157	Class B - Series 17	(2)
Class B – Series 17	5,732,609	143	5,732,609	143	Class B - Series 16	(2)
Class B – Series 25	9,425,607	236	9,425,607	236	Class B - Series 26	(2)
Class B – Series 26	2,174,393	54	2,174,393	54	Class B - Series 25	(2)
Class B – Series 27	20,000,000	500	20,000,000	500	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	16,000,000	400	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	12,000,000	300	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	8,000,000	200	Class B - Series 34	(2)(3)
Class B – Series 35	6,000,000	150	6,000,000	150	na	(3)
Class B – Series 36	600,000	600	600,000	600	Class B - Series 37	(2)(3)
Class B – Series 38	24,000,000	600	24,000,000	600	Class B - series 39	(2)(3)
Class B – Series 40	20,000,000	500	20,000,000	500	Class B - series 41	(2)(3)
Class B – Series 42	16,000,000	400	16,000,000	400	Class B - series 43	(2)(3)
		4,240		4,240
Common Shares (4) (5)	645,528,245	13,020	647,816,318	13,032
Share Capital		17,260		17,272

(1)	For additional information refer to Notes 16 and 21 of our annual consolidated financial statements for the year ended October 31, 2017 on pages 172 to 184 of our 2017 Annual Report.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates.
(3)	The shares are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
(4)	The stock options issued under the stock option plan are convertible into 7,259,551 common shares as at January 31, 2018 (7,525,296 common shares as at October 31, 2017).
(5)	During the three months ended January 31, 2018, we did not issue common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan and we issued 711,927 common shares under the Stock Option Plan.

  na – Not applicable

Preferred Shares

During the three months ended January 31, 2018, we did not issue or redeem any preferred shares.

Common Shares

During the three months ended January 31, 2018, we repurchased for cancellation 3 million common shares at an average cost of $98.09 per share totaling $294 million, under the specific share repurchase program.

Effective February 22, 2018, we amended our existing normal course issuer bid (“NCIB”) to increase the number of common shares that the bank may repurchase for cancellation from 15 million to 22 million common shares. On February 27, 2018, BMO announced its intention, subject to the approval of OSFI and the TSX, to initiate a new NCIB for up to 20 million common shares, commencing on or around May 30, 2018. Once approvals are obtained, the share repurchase program will permit BMO to purchase its common shares for the purpose of cancellation. NCIB is a regular part of BMO’s capital management strategy. The timing and amount of purchases under the program are subject to regulatory approvals and to management discretion based on factors such as market conditions and capital adequacy. We will consult with OSFI before making purchases under the bid.

BMO Financial Group First Quarter Report 2018 45

Note 8: Fair Value of Financial Instruments

Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet

Set out in the following tables are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 to our annual consolidated financial statements for the year ended October 31, 2017 on pages 174 to 180 for further discussion on the determination of fair value.

		January 31, 2018		October 31, 2017
	Carrying value	Fair value	Carrying value	Fair value
Securities
Amortized cost	8,455	8,369	na	na
Held-to-maturity	na	na	9,094	9,096
Other (1)	652	2,975	627	2,907
	9,107	11,344	9,721	12,003
Loans
Residential mortgages	117,186	116,255	115,258	114,313
Consumer instalment and other personal	61,118	60,263	61,944	61,031
Credit cards	7,994	7,681	8,071	7,828
Business and government (2)	170,091	168,400	175,067	172,762
	356,389	352,599	360,340	355,934

Deposits (3)	462,489	462,488	466,118	466,441
Securitization and structured entities’ liabilities	23,503	23,505	23,054	23,148
Subordinated debt	6,463	6,672	5,029	5,255

This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements, customers’ liability under acceptances, other assets, acceptances, securities lent or sold under repurchase agreements and other liabilities.

(1)	Excluded from other securities at October 31, 2017 was $333 million related to our merchant banking business that are carried at fair value on the balance sheet. Upon adoption of IFRS 9 these securities are classified as FVTPL.
(2)	Excludes $1,897 million of loans classified as FVTPL upon adoption of IFRS 9 (Note 15).
(3)	Excludes $13,076 million of structured note liabilities designated at fair value through profit or loss and accounted for at fair value ($13,674 million as at October 31, 2017).

  na – Not applicable due to IFRS 9 adoption.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

Financial Instruments Designated at Fair Value

Most of our structured note liabilities have been designated at fair value through profit or loss which aligns the accounting result with the way the portfolio is managed. The change in fair value of these structured notes was recorded as a decrease of $23 million in non-interest revenue, trading revenue and a decrease of $91 million recorded in other comprehensive income related to changes in our credit spread, respectively, for the three months ended January 31, 2018 (an increase of $311 million recorded in non-interest revenue, trading revenue, and a decrease of $49 million recorded in other comprehensive income related to changes in our own credit spread, respectively, for the three months ended January 31, 2017). The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

The cumulative change in fair value related to changes in our own credit spread that has been recognized since the notes were designated at fair value to January 31, 2018 was an unrealized loss of $394 million, of this an unrealized loss of $318 million was recorded in other comprehensive income, with an unrealized loss of $76 million recorded through the Statement of Income prior to the adoption of IFRS 9 own credit provision in 2015.

The fair value and notional amount due at contractual maturity of these structured notes as at January 31, 2018 were $13,076 million and $12,850 million, respectively ($13,674 million and $13,563 million, respectively, as at October 31, 2017). These structured notes are recorded in deposits in our Consolidated Balance Sheet.

We designate certain securities held by our insurance subsidiaries that support our insurance liabilities at fair value through profit or loss since the actuarial calculation of insurance liabilities is based on the fair value of the investments supporting them. This designation aligns the accounting result with the way the portfolio is managed on a fair value basis. The change in fair value of the assets is recorded in non-interest revenue, insurance revenue and the change in fair value of the liabilities is recorded in insurance claims, commissions and changes in policy benefit liabilities. The fair value of these investments as at January 31, 2018 of $8,605 million ($8,465 million as at October 31, 2017) is recorded in securities in our Consolidated Balance Sheet. The impact of recording these investments at fair value through profit or loss was a decrease of $10 million in non-interest revenue, insurance revenue, for the three months ended January 31, 2018 (a decrease of $266 million for the three months ended January 31, 2017).

46 BMO Financial Group First Quarter Report 2018

We designate the obligation related to certain investment contracts in our insurance business at fair value through profit or loss, which eliminates a measurement inconsistency that would otherwise arise from measuring the investment contract liabilities and offsetting changes in the fair value of the investments supporting them on a different basis. The fair value of these investment contract liabilities as at January 31, 2018 of $765 million ($749 million as at October 31, 2017) is recorded in other liabilities in our Consolidated Balance Sheet. The change in fair value of these investment contract liabilities resulted in a decrease of $14 million in insurance claims, commissions, and changes in policy benefit liabilities for the three months ended January 31, 2018 (a decrease of $38 million for the three months ended January 31, 2017). For the three months ended January 31, 2018, a decrease of $9 million was recorded in other comprehensive income related to changes in our own credit spread (a decrease of $9 million for the three months ended January 31, 2017). Changes in the fair value of investments backing these investment contract liabilities are recorded in non-interest revenue, insurance revenue. The impact of changes in our credit spread is measured based on movements in our credit spread quarter over quarter.

Fair Value Hierarchy

We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.

Valuation Techniques and Significant Inputs

We determine the fair value of publicly traded fixed maturity and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs such as yield and prepayment rates or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of market inputs to the extent possible.

Our Level 2 trading and FVTPL securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities, previously available-for-sale securities, is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group First Quarter Report 2018 47

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and internal models without observable market information as inputs (Level 3) in the valuation of securities, loans, fair value liabilities, derivative assets and derivative liabilities was as follows:

Classified under IFRS 9:

(Canadian $ in millions)				January 31, 2018
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,405	1,816	-	10,221
Canadian provincial and municipal governments	3,017	3,474	-	6,491
U.S. federal government	10,748	149	-	10,897
U.S. states, municipalities and agencies	132	1,856	-	1,988
Other governments	204	187	-	391
Mortgage-backed securities and collateralized mortgage obligations	-	1,160	-	1,160
Corporate debt	2,333	4,962	-	7,295
Loans	-	160	-	160
Corporate equity	54,819	6	-	54,825
	79,658	13,770	-	93,428
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	564	107	-	671
Canadian provincial and municipal governments	282	605	-	887
U.S. federal government	35	-	-	35
U.S. states, municipalities and agencies	-	-	-	-
Other governments	-	-	-	-
Mortgage-backed securities and collateralized mortgage obligations	-	8	-	8
Corporate debt	215	6,289	74	6,578
Corporate equity	1,358	127	1,597	3,082
	2,454	7,136	1,671	11,261
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	9,322	366	-	9,688
Canadian provincial and municipal governments	816	2,415	-	3,231
U.S. federal government	14,204	-	-	14,204
U.S. states, municipalities and agencies	-	3,473	1	3,474
Other governments	1,584	1,535	-	3,119
Mortgage-backed securities and collateralized mortgage obligations	-	12,689	-	12,689
Corporate debt	2,037	1,252	2	3,291
Corporate equity	-	-	59	59
	27,963	21,730	62	49,755
Business and government Loans	-	-	1,897	1,897
Fair Value Liabilities
Securities sold but not yet purchased	24,021	2,346	-	26,367
Structured note liabilities and other note liabilities	-	13,076	-	13,076
Annuity liabilities	-	765	-	765
	24,021	16,187	-	40,208
Derivative Assets
Interest rate contracts	14	8,609	-	8,623
Foreign exchange contracts	66	19,617	-	19,683
Commodity contracts	143	1,833	-	1,976
Equity contracts	133	1,339	-	1,472
Credit default swaps	-	2	-	2
	356	31,400	-	31,756
Derivative Liabilities
Interest rate contracts	16	7,996	-	8,012
Foreign exchange contracts	9	17,670	-	17,679
Commodity contracts	396	1,483	-	1,879
Equity contracts	309	3,150	-	3,459
Credit default swaps	-	50	-	50
	730	30,349	-	31,079

48 BMO Financial Group First Quarter Report 2018

Classified under IAS 39:

(Canadian $ in millions)				October 31, 2017
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	8,712	2,115	-	10,827
Canadian provincial and municipal governments	3,177	4,150	-	7,327
U.S. federal government	9,417	56	-	9,473
U.S. states, municipalities and agencies	189	1,942	-	2,131
Other governments	630	193	-	823
Mortgage-backed securities and collateralized mortgage obligations	-	931	-	931
Corporate debt	1,485	10,278	-	11,763
Loans	3	150	-	153
Corporate equity	55,640	1	-	55,641
	79,253	19,816	-	99,069
Available-for-Sale Securities
Issued or guaranteed by:
Canadian federal government	8,283	897	-	9,180
Canadian provincial and municipal governments	920	2,707	-	3,627
U.S. federal government	14,269	-	-	14,269
U.S. states, municipalities and agencies	18	4,077	1	4,096
Other governments	2,290	1,268	-	3,558
Mortgage-backed securities and collateralized mortgage obligations	-	13,216	-	13,216
Corporate debt	1,551	2,972	2	4,525
Corporate equity	37	126	1,441	1,604
	27,368	25,263	1,444	54,075
Other Securities	-	-	333	333
Fair Value Liabilities
Securities sold but not yet purchased	22,992	2,171	-	25,163
Structured note liabilities and other note liabilities	-	13,674	-	13,674
Annuity liabilities	-	749	-	749
	22,992	16,594	-	39,586
Derivative Assets
Interest rate contracts	4	9,223	-	9,227
Foreign exchange contracts	17	17,196	-	17,213
Commodity contracts	232	846	-	1,078
Equity contracts	93	1,333	-	1,426
Credit default swaps	-	7	-	7
	346	28,605	-	28,951
Derivative Liabilities
Interest rate contracts	7	8,309	-	8,316
Foreign exchange contracts	6	14,967	-	14,973
Commodity contracts	239	835	-	1,074
Equity contracts	166	3,220	-	3,386
Credit default swaps	-	55	-	55
	418	27,386	-	27,804

Significant Transfers

Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. The following is a discussion of the significant transfers between Level 1, Level 2 and Level 3 balances for the three months ended January 31, 2018.

During the three months ended January 31, 2018, $634 million of trading securities, $300 million of FVTPL securities, and $395 million of FVOCI securities were transferred from Level 1 to Level 2 due to reduced observability of the inputs used to value these securities. During the three months ended January 31, 2018, $1,813 million of trading securities, $406 million of FVTPL securities and $2,547 million of FVOCI securities were transferred from Level 2 to Level 1 due to increased availability of quoted prices in active markets.

BMO Financial Group First Quarter Report 2018 49

Changes in Level 3 Fair Value Measurements

The table below presents a reconciliation of all changes in Level 3 financial instruments during the three months ended January 31, 2018, including realized and unrealized gains (losses) included in earnings and other comprehensive income.

		Change in fair value
For the three months ended January 31, 2018	Balance November 1, 2017	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3 (2)	Fair Value as at January 31, 2018	Change in unrealized gains (losses) recorded in income for instruments still held (3)
FVTPL securities
Corporate debt (4)	73	-	(4)	5	-	-	-	-	74	-
Corporate equity (4)(5)	1,701	(18)	(56)	81	(48)	(1)	-	(62)	1,597	3
Total FVTPL securities	1,774	(18)	(60)	86	(48)	(1)	-	(62)	1,671	3
FVOCI securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate debt	2	-	-	-	-	-	-	-	2	na
Corporate equity	-	-	-	59	-	-	-	-	59	na
Total FVOCI securities	3	-	-	59	-	-	-	-	62	na
Business and government Loans (6)	2,372	(21)	(88)	39	-	(405)	-	-	1,897	-

  (1) Foreign exchange translation on financial instruments held by foreign subsidiaries is included in other comprehensive income, net foreign operations.

  (2) Includes $62 million transferred out of Level 3 as a result of certain financial instruments being reclassified to amortized cost upon adoption of IFRS 9 (Note 15).

  (3) Changes in unrealized gains or losses on FVTPL securities still held on January 31, 2018 are included in earnings in the period.

  (4) Includes $73 million of debt instruments and $260 million of equity instruments reclassified from Other Securities to FVTPL as a result of IFRS 9 adoption (Note 15).

  (5) Includes $1,441 million of equity instruments reclassified from available-for-sale to FVTPL as a result of IFRS 9 adoption (Note 15).

  (6) Business and government loans were reclassified from amortized cost to FVTPL as a result of IFRS 9 adoption (Note 15).

  na – Not applicable

Note 9: Capital Management

Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; is consistent with our target credit ratings; underpins our operating groups’ business strategies; and supports depositor, investor and regulator confidence, while building long-term shareholder value.

We met OSFI’s stated “all-in” target capital ratios requirement as at January 31, 2018. Our capital position as at January 31, 2018 is detailed in the Capital Management section of Management’s Discussion and Analysis of the First Quarter 2018 Report to Shareholders.

Note 10: Employee Compensation

Stock Options

During the three months ended January 31, 2018, we granted a total of 705,398 stock options (723,431 stock options during the three months ended January 31, 2017). The weighted-average fair value of options granted during the three months ended January 31, 2018 was $11.30 per option ($11.62 per option for the three months ended January 31, 2017).

To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the three months ended	January 31, 2018	January 31, 2017
Expected dividend yield	4.1%	4.3% - 4.4%
Expected share price volatility	17.0% - 17.3%	18.4% - 18.8%
Risk-free rate of return	2.1%	1.7% - 1.8%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	100.63	96.90

  Changes to the input assumptions can result in different fair value estimates.

Pension and Other Employee Future Benefit Expenses

Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	January 31, 2018	January 31, 2017	January 31, 2018	January 31, 2017
Current service cost	52	79	7	8
Net interest (income) expense on net defined benefit (asset) liability	(2)	2	12	12
Administrative expenses	1	1	-	-
Benefits expense	51	82	19	20
Canada and Quebec pension plan expense	20	20	-	-
Defined contribution expense	59	36	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	130	138	19	20

50 BMO Financial Group First Quarter Report 2018

Note 11: Earnings Per Share

Basic earnings per share is calculated by dividing net income attributable to our shareholders, after deducting total preferred shares dividends, by the daily average number of fully paid common shares outstanding throughout the period.

Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.

The following tables present our basic and diluted earnings per share:

Basic earnings per share

(Canadian $ in millions, except as noted)	For the three months ended
	January 31, 2018	January 31, 2017
Net income attributable to bank shareholders	973	1,487
Dividends on preferred shares	(45)	(45)
Net income available to common shareholders	928	1,442
Weighted-average number of common shares outstanding (in thousands)	647,670	647,744
Basic earnings per share (Canadian $)	1.43	2.23
Diluted earnings per share
Net income available to common shareholders adjusted for impact of dilutive instruments	928	1,442
Weighted-average number of common shares outstanding (in thousands)	647,670	647,744
Effect of dilutive instruments
Stock options potentially exercisable (1)	5,918	7,832
Common shares potentially repurchased	(3,733)	(5,263)
Weighted-average number of diluted common shares outstanding (in thousands)	649,855	650,313
Diluted earnings per share (Canadian $)	1.43	2.22

(1)	In computing diluted earnings per share we excluded average stock options outstanding of 1,488,521 with a weighted-average exercise price of $121.81 for the three months ended January 31, 2018 (1,197,024 with a weighted-average exercise price of $202.02 for the three months ended January 31, 2017) as the average share price for the period did not exceed the exercise price.

Note 12: Income Taxes

On December 22, 2017, the U.S. government enacted new tax legislation effective January 1, 2018. Under the new legislation, the U.S. net deferred tax asset was revalued by $483 million because of the lower income tax rate. This revaluation was based on estimates for certain income tax effects and may be updated in the future. The $483 million revaluation is comprised of a $425 million income tax expense to the Consolidated Statement of Income, and a $58 million income tax charge in Other Comprehensive Income and Shareholders’ Equity. In addition, there was a reclassification to current tax assets of $101 million. At January 31, 2018, the deferred tax assets on our Consolidated Balance Sheet were $2,187 million.

During the quarter ended January 31, 2018, the Canada Revenue Agency (“CRA”) proposed to reassess us for additional income taxes and interest in an amount of approximately $145 million in respect of certain 2013 Canadian corporate dividends. Previously, during the years ended October 31, 2017 and October 31, 2016, we were reassessed by the CRA for additional income taxes and interest of approximately $116 million and $76 million, respectively, for certain 2012 and 2011 Canadian corporate dividends. In its reassessments and proposed reassessment, the CRA denied dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement”. The tax rules dealing with dividend rental arrangements were revised in the 2015 Canadian Federal Budget, which introduced rules that applied as of May 1, 2017. It is possible that we may be reassessed for significant income tax for similar activities in 2013 and subsequent years. We remain of the view that our tax filing positions were appropriate and intend to challenge any reassessment.

BMO Financial Group First Quarter Report 2018 51

Note 13: Operating Segmentation

Operating Groups

We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (“P&C”) (comprised of Canadian Personal and Commercial Banking (“Canadian P&C”) and U.S. Personal and Commercial Banking (“U.S. P&C”)), Wealth Management and BMO Capital Markets (“BMO CM”), along with a Corporate Services unit.

For additional information refer to Note 26 of the consolidated financial statements for the year ended October 31, 2017 on pages 194 to 196 of the Annual Report.

Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended January 31, 2018	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,380	903	200	233	(170)	2,546
Non-interest revenue	553	280	1,405	849	45	3,132
Total Revenue	1,933	1,183	1,605	1,082	(125)	5,678
Provision for (recovery of) credit losses on impaired loans	97	77	1	(1)	-	174
Provision for (recovery of) credit losses on performing loans	4	(30)	(2)	(4)	(1)	(33)
Total provision for (recovery of) credit losses	101	47	(1)	(5)	(1)	141
Insurance claims, commissions and changes in policy benefit liabilities	-	-	361	-	-	361
Amortization	81	112	57	29	-	279
Non-interest expense	885	609	837	691	140	3,162
Income before taxes and non-controlling interest in subsidiaries	866	415	351	367	(264)	1,735
Provision for income taxes	219	105	85	96	257	762
Net Income	647	310	266	271	(521)	973
Non-controlling interest in subsidiaries	-	-	-	-	-	-
Net Income attributable to bank shareholders	647	310	266	271	(521)	973
Average Assets	221,647	104,215	34,281	295,412	71,908	727,463

For the three months ended January 31, 2017	Canadian P&C	U.S. P&C	Wealth Management	BMO CM	Corporate Services (1)	Total
Net interest income	1,303	895	172	336	(176)	2,530
Non-interest revenue	676	228	1,045	880	46	2,875
Total Revenue	1,979	1,123	1,217	1,216	(130)	5,405
Provision for (recovery of) credit losses (2)	113	59	2	(4)	(3)	167
Insurance claims, commissions and changes in policy benefit liabilities	-	-	4	-	-	4
Amortization	75	113	53	31	-	272
Non-interest expense	830	626	802	691	164	3,113
Income before taxes and non-controlling interest in subsidiaries	961	325	356	498	(291)	1,849
Provision for income taxes	217	76	87	131	(150)	361
Net Income	744	249	269	367	(141)	1,488
Non-controlling interest in subsidiaries	-	-	1	-	-	1
Net Income attributable to bank shareholders	744	249	268	367	(141)	1,487
Average Assets	214,900	105,986	31,500	306,998	66,400	725,784

  (1) Corporate Services includes Technology and Operations.

  (2) 2017 has not been restated to reflect the adoption of IFRS 9.

We analyze revenue on a taxable equivalent basis (“teb”) at the operating group level. Revenue and the provision for income taxes are increased on tax-exempt securities to an equivalent before-tax basis to facilitate comparisons of income between taxable and tax-exempt sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

Certain comparative figures have been reclassified to conform with the current period’s presentation.

52 BMO Financial Group First Quarter Report 2018

Note 14: Contractual Maturities of Assets and Liabilities and Off-Balance Sheet Commitments

The tables below show the remaining contractual maturity of on-balance sheet assets and liabilities and off-balance sheet commitments. The contractual maturity of financial assets and liabilities is an input to but is not necessarily consistent with the expected maturity of assets and liabilities that is used in the management of liquidity and funding risk. We forecast asset and liability cash flows under both normal market conditions and under a number of stress scenarios to manage liquidity and funding risk. Stress scenarios include assumptions for loan repayments, deposit withdrawals, and credit commitment and liquidity facility drawdowns by counterparty and product type. Stress scenarios also consider the time horizon and amount for which liquid assets can be monetized and potential collateral requirements that may occur due to both market volatility and credit rating downgrades amongst other assumptions. For further details, see the Liquidity and Funding Risk Section on pages 99 to 105 of our 2017 Annual Report.

(Canadian $ in millions)	January 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	40,251	-	-	-	-	-	-	-	908	41,159
Interest Bearing Deposits with Banks	4,010	1,437	940	206	147	-	-	-	-	6,740
Securities	2,609	4,760	6,322	3,989	5,415	8,179	23,727	49,933	58,617	163,551
Securities Borrowed or Purchased under Resale Agreements	62,069	17,428	2,393	1,156	148	-	-	-	-	83,194
Loans
Residential mortgages	1,325	2,997	7,389	6,017	3,683	19,606	65,290	10,879	-	117,186
Consumer instalment and other personal	583	758	1,354	1,094	873	4,066	20,457	8,443	23,490	61,118
Credit cards	-	-	-	-	-	-	-	-	7,994	7,994
Business and government	12,345	7,307	8,443	4,808	17,041	17,102	62,383	11,116	31,443	171,988
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,624)	(1,624)
Total Loans, net of allowance	14,253	11,062	17,186	11,919	21,597	40,774	148,130	30,438	61,303	356,662
Total other assets
Derivative instruments	1,976	3,181	1,838	1,116	2,533	3,451	9,054	8,607	-	31,756
Customers’ liability under acceptances	14,226	2,458	19	2	-	-	-	-	-	16,705
Other	1,552	266	250	46	15	8	121	4,415	21,469	28,142
Total Other Assets	17,754	5,905	2,107	1,164	2,548	3,459	9,175	13,022	21,469	76,603
Total Assets	140,946	40,592	28,948	18,434	29,855	52,412	181,032	93,393	142,297	727,909

Liabilities and Equity
Deposits (1)
Banks	13,038	9,852	2,625	25	20	-	18	-	2,903	28,481
Business and government	18,668	30,342	19,658	11,942	12,849	15,620	41,286	12,220	116,965	279,550
Individuals	3,370	3,963	5,347	7,319	7,851	8,959	15,940	2,173	112,612	167,534
Total Deposits	35,076	44,157	27,630	19,286	20,720	24,579	57,244	14,393	232,480	475,565
Other liabilities
Derivative instruments	2,979	3,408	2,216	1,567	1,825	3,304	7,800	7,980	-	31,079
Acceptances	14,226	2,458	19	2	-	-	-	-	-	16,705
Securities sold but not yet purchased	26,367	-	-	-	-	-	-	-	-	26,367
Securities lent or sold under repurchase agreements	66,593	5,116	246	305	-	-	-	-	-	72,260
Securitization and structured entities’ liabilities	-	1,581	581	633	2,033	3,477	12,217	2,981	-	23,503
Other	7,503	1,593	2,428	71	299	551	3,488	2,312	14,894	33,139
Total Other Liabilities	117,668	14,156	5,490	2,578	4,157	7,332	23,505	13,273	14,894	203,053
Subordinated Debt	-	-	-	-	-	-	-	6,463	-	6,463
Total Equity	-	-	-	-	-	-	-	-	42,828	42,828
Total Liabilities and Equity	152,744	58,313	33,120	21,864	24,877	31,911	80,749	34,129	290,202	727,909
(1)	Deposits payable on demand and payable after notice have been included under no maturity.

(Canadian $ in millions)	January 31, 2018
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,040	3,853	8,767	5,728	10,141	19,390	71,313	1,784	-	122,016
Backstop liquidity facilities	-	-	-	-	-	5,854	-	-	-	5,854
Operating leases	32	63	93	92	85	323	672	967	-	2,327
Securities lending	4,373	-	-	-	-	-	-	-	-	4,373
Purchase obligations	56	114	172	166	141	552	517	64	-	1,782

  (1) A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

BMO Financial Group First Quarter Report 2018 53

(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
On-Balance Sheet Financial Instruments
Assets
Cash and Cash Equivalents	31,641	-	-	-	-	-	-	-	958	32,599
Interest Bearing Deposits with Banks	3,784	1,579	626	319	182	-	-	-	-	6,490
Securities	3,620	2,917	5,933	5,845	3,625	7,675	22,842	52,615	58,126	163,198
Securities Borrowed or Purchased under Resale Agreements	57,919	13,236	2,353	1,241	249	49	-	-	-	75,047
Loans
Residential mortgages	1,045	1,551	4,531	7,687	6,201	19,866	65,547	8,830	-	115,258
Consumer instalment and other personal	517	371	1,084	1,374	1,285	4,211	20,845	8,590	23,667	61,944
Credit cards	-	-	-	-	-	-	-	-	8,071	8,071
Business and government	13,379	7,352	6,454	6,169	18,694	17,948	63,614	11,380	30,077	175,067
Allowance for credit losses	-	-	-	-	-	-	-	-	(1,833)	(1,833)
Total Loans, net of allowance	14,941	9,274	12,069	15,230	26,180	42,025	150,006	28,800	59,982	358,507
Other Assets
Derivative instruments	1,701	3,748	1,580	1,229	1,306	3,272	7,426	8,689	-	28,951
Customers’ liability under acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Other	1,340	475	129	17	11	11	131	4,431	21,697	28,242
Total Other Assets	17,220	6,486	1,813	1,246	1,317	3,283	7,557	13,120	21,697	73,739
Total Assets	129,125	33,492	22,794	23,881	31,553	53,032	180,405	94,535	140,763	709,580

Liabilities and Equity
Deposits (1)
Banks	12,462	9,321	2,633	496	25	-	-	-	3,268	28,205
Business and government	23,917	25,224	19,112	12,897	10,806	16,522	42,707	15,712	116,379	283,276
Individuals	3,835	5,081	5,569	5,662	7,999	9,098	15,811	2,075	113,181	168,311
Total Deposits	40,214	39,626	27,314	19,055	18,830	25,620	58,518	17,787	232,828	479,792
Other Liabilities
Derivative instruments	1,876	3,227	1,512	1,510	1,206	3,477	6,885	8,111	-	27,804
Acceptances	14,179	2,263	104	-	-	-	-	-	-	16,546
Securities sold but not yet purchased	25,163	-	-	-	-	-	-	-	-	25,163
Securities lent or sold under repurchase agreements	53,165	1,644	290	20	-	-	-	-	-	55,119
Securitization and structured entities’ liabilities	10	709	1,523	556	845	3,931	11,812	3,668	-	23,054
Other	12,616	2,536	517	43	239	752	154	2,361	13,501	32,719
Total Other Liabilities	107,009	10,379	3,946	2,129	2,290	8,160	18,851	14,140	13,501	180,405
Subordinated Debt	-	-	-	-	-	-	-	5,029	-	5,029
Total Equity	-	-	-	-	-	-	-	-	44,354	44,354
Total Liabilities and Equity	147,223	50,005	31,260	21,184	21,120	33,780	77,369	36,956	290,683	709,580
(1) Deposits payable on demand and payable after notice have been included as having no maturity.

(Canadian $ in millions)									October 31, 2017
	0 to 1 month	1 to 3 months	3 to 6 months	6 to 9 months	9 to 12 months	1 to 2 years	2 to 5 years	Over 5 years	No maturity	Total
Off-Balance Sheet Commitments
Commitments to extend credit (1)	1,377	2,302	4,755	8,312	14,560	21,985	71,481	2,283	-	127,055
Backstop liquidity facilities	-	-	-	-	-	-	5,044	-	-	5,044
Operating leases	31	62	91	89	87	329	712	1,032	-	2,433
Securities lending	5,336	-	-	-	-	-	-	-	-	5,336
Purchase obligations	42	83	128	124	129	519	577	157	-	1,759
(1)	A large majority of these commitments expire without being drawn upon. As a result, the total contractual amounts may not be representative of the funding likely to be required for these commitments.

  Certain comparative figures have been reclassified to conform with the current period’s presentation.

54 BMO Financial Group First Quarter Report 2018

Note 15: Transition to IFRS 9

The following table shows the pre-transition IAS 39 and corresponding IFRS 9 classification and measurement categories, and reconciles the IAS 39 and IFRS 9 carrying amounts for loans, securities and other financial assets as at November 1, 2017 as a result of adopting IFRS 9. There were no changes to the measurement basis of other financial asset categories or any financial liabilities.

(Canadian $ in millions)	IAS 39 measurement category	IFRS 9 measurement category	IAS 39 carrying amount	Reclassification	Remeasurement	IFRS 9 carrying amount
Financial Assets
Securities
	Trading	Trading	99,069	(8,534)	-	90,535
		FVTPL	-	8,534	-	8,534
	Available-for-sale	na	54,075	(54,075)	-	-
		FVOCI	-	51,909	-	51,909
		FVTPL	-	2,081	-	2,081
		Amortized cost	-	85	-	85
	Held-to-maturity	Amortized cost	9,094	-	(2)	9,092
	Other	Other	960	(333)	-	627
		FVTPL	-	333	-	333
Total securities			163,198	-	(2)	163,196

Loans
Residential mortgages	Amortized cost	Amortized cost	115,258	-	-	115,258
Consumer instalment and other	Amortized cost	Amortized cost	61,944	-	-	61,944
Credit cards	Amortized cost	Amortized cost	8,071	-	-	8,071
Business and government	Amortized cost	Amortized cost	175,067	(2,372)	-	172,695
		FVTPL	-	2,372	-	2,372
Total Loans			360,340	-	-	360,340
Allowance for credit losses			(1,833)	-	154	(1,679)
			358,507	-	154	358,661

Remaining financial assets (1)			127,706	-	(6)	127,700

Financial Liabilities
Allowance for credit losses on off-balance sheet exposures			163	-	76	239

Total pre-tax impact of IFRS 9 adoption			na	-	70	na

Total after-tax Accumulated Other Comprehensive Income			3,066	(55)	-	3,011
Total after-tax Retained Earnings (2)(3)			23,709	55	44	23,808
Total after-tax Shareholders’ Equity			44,354	-	44	44,398

(1)	Represents cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements and other assets. Remeasurement represents the impact of the impairment provisions of IFRS 9 on these remaining financial assets.

(2)	Reclassification amount represents the after-tax impact ($105 million pre-tax) that resulted from the reclassification of equity securities from available-for-sale under IAS 39 to fair value through profit or loss under IFRS 9.

(3)	Remeasurement represents the after-tax impact ($70 million pre-tax) of the adoption of the impairment provisions of IFRS 9.

na – Not applicable due to IFRS 9 adoption.

The securities balances by measurement category following the adoption of IFRS 9 as at November 1, 2017 were:

(Canadian $ in millions)	November 1, 2017
Trading	90,535
FVTPL	10,948
FVOCI	51,909
Amortized cost	9,177
Other	627
Total	163,196

The primary impact as a result of adopting the classification and measurement provisions of IFRS 9 relate to securities held by the bank.

On transition, our existing held-to-maturity securities continued to qualify for amortized cost treatment as they are held with the intent to collect contractual cash flows and those cash flows represent solely payments of principal and interest.

Our available-for-sale portfolio was reclassified based on the result of the business model and contractual cash flow tests. All available-for-sale securities that represented equity instruments were reclassified as fair value through profit or loss. Available-for-sale securities that represented investments in debt instruments were generally classified as fair value through other comprehensive income. Certain available-for-sale debt securities were classified as fair value through profit or loss as their contractual cash flows did not represent only payments of principal and interest. Certain available-for-sale debt securities were classified as amortized cost as they are held with the intent to collect contractual cash flows and those cash flows represent only payments of principal and interest. On transition, investments held in our merchant banking business are classified as fair value through profit or loss and no longer require designation under the fair value option.

BMO Financial Group First Quarter Report 2018 55

Our lending portfolios continue to be recorded at amortized cost, with the exception of certain business and government loans, whose contractual cash flows did not represent only payments of principal and interest, and were classified as fair value through profit or loss.

The following table illustrates the impact on transition to IFRS 9 on the allowance for credit loss as of November 1, 2017.

(Canadian $ in millions)	IAS 39 collective allowance	IAS 39 specific allowance	IAS 39 allowance	Remeasurement	IFRS 9 allowance	IFRS 9 stage 1	IFRS 9 stage 2	IFRS 9 stage 3
Loans
Residential mortgages	69	24	93	(20)	73	16	33	24
Consumer instalment and other	343	136	479	71	550	70	344	136
Credit cards	243	-	243	41	284	63	221	-
Business and government	785	233	1,018	(246)	772	205	334	233
Total allowance for credit losses	1,440	393	1,833	(154)	1,679	354	932	393
Allowance for credit losses on remaining financial assets (1)	-	-	-	8	8	7	1	-
Allowance for credit losses on off-balance sheet exposures	136	27	163	76	239	89	123	27
Total	1,576	420	1,996	(70)	1,926	450	1,056	420

(1)	Represents cash and cash equivalents, interest bearing deposits with banks, securities, securities borrowed or purchased under resale agreements and other assets.

56 BMO Financial Group First Quarter Report 2018